October 19, 2026

NASDAQ: MAKO; TSX-V: MKO

Mako Mining Announces Q3 2026 Production Results with Gold Recovered of 12,743 oz
Au (Sales of 11,581 oz Au), and Positive Permitting Updates at Mt. Hamilton and San
Albino

Mako Mining Corp. (Nasdaq: MAKO; TSX-V: MKO) ("Mako" or the "Company") is pleased to provide its third quarter 2026 ("Q3 2026") production results for the Company's San Albino gold mine ("San Albino") in northern Nicaragua and the Moss Mine in Arizona ("Moss Mine") and a corporate update across all assets. Certain figures in this news release may not sum precisely due to rounding. Unless otherwise indicated, all amounts are expressed in U.S. dollars.

Q3 2026 San Albino Operational Highlights

  42,565 tonnes mined, containing 10,913 ounces ("oz") of gold ("Au") at an average grade of 7.97 grams per tonne ("g/t") Au and 11,489 oz of silver ("Ag") at 8.40 g/t Ag
    27,321 tonnes mined from diluted vein material containing 9,245 oz Au at 10.53 g/t Au and 9,690 oz Ag at 11.03 g/t Ag
    15,244 tonnes mined from historical dump and other mineralized material above cutoff grade ("historical dump + other") containing 1,667 oz Au at 3.40 g/t Au and 1,799 oz Ag at 3.67 g/t Ag
    40.7:1 strip ratio
  53,046 tonnes milled containing 11,365 oz Au and 12,221 oz Ag grading 6.66 g/t Au and 7.17 g/t Ag, respectively
    48% and 52% from diluted vein and historical dump and other, respectively
    587 tonnes per day ("tpd") milled at 98% availability
    Mill recovery of 80.5% for gold
  At quarter-end, the stockpile was estimated at 109,868 tonnes at an average grade of 2.74 g/t Au for contained Au of 9,666 oz

Q3 2026 Mako Financial Highlights

  Mako total gold recovered of 12,743 oz Au (sales of 11,581 oz Au) for total revenue of ~$50 million in Q3 2026
    San Albino gold recovered of 9,145 oz Au (sales of 8,768 oz Au at $4,285(1) per ounce)
    Moss Mine gold recovered of 3,599 (sales of 2,812 oz Au at $4,343 per ounce)
  Delivered 894 oz Au in connection with gold stream related to the purchase of the Mt. Hamilton Project
  Cash, securities and trade receivables of $119.3 million as of September 30, 2026

(1) Gold Price before Sailfish Adjustments. For the purpose of calculating revenue, payments to Sailfish are deducted from the Average Realized Price Gold.

Akiba Leisman, Chief Executive Officer of Mako states "Following 2 quarters of overperformance, San Albino delivered a solid, inline Q3 2026, related entirely to processing more lower grade historical dump material relative to higher grade diluted vein material (48% in Q3 2026 vs. 54% in H1 2026) leading to gold recoveries of 9,145 oz Au (sales of 8,768 oz Au).  Moss continued to be mechanically constrained by our legacy plant. After detailed engineering over the course of 2026, our team has identified a way to significantly expand our crushing circuit without triggering a major permitting review; equipment has been procured, and by Q3 2027 Moss is expected to process more than 12,000 short tons per day, 40% above the August 2026 Technical Report, and 130% above Q3 2026, which lead to gold recoveries of 3,599 oz Au (sales of 2,812 oz Au). At Mt. Hamilton, we received the condemnation drilling permit amendments last Friday, removing the main bottleneck for construction, and the minor amendment to the plan of operation is expected later this year, with no interruption to our construction schedule. At Eagle Mountain, we executed our Mineral Agreement, and received comments on our Draft ESIA, with our Final ESIA expected to be submitted later this year with approval shortly thereafter. Despite significant capital investments across all four assets, our cash and securities balance has grown to US$119.3 million, more than enough, including future operating cash flow, to fund the construction of both Mt. Hamilton and Eagle Mountain."

Table 1 - Operating Results San Albino and Moss

	Units	Q1 2026	Q2 2026	Q3 2026

SAN ALBINO
Tonnes Mined	ore + waste	2,254,180	1,804,920	1,774,621
Tonnes Milled	tonnes	53,638	53,120	53,046
Feed Grade Gold	g/tonne	7.70	7.54	6.66
Gold Recovery	%	80%	81%	80.5%
Gold Recovered	oz	10,640	10,392	9,145
Gold Sold	oz	10,398	10,612	8,768
Avg. Realized Gold Price	US$/oz sold	4,901	4,156	4,285

MOSS MINE
Tonnes Mined	ore + waste	1,550,906	1,362,934	1,460,247
Ore Stacked	tonnes	490,156	481,812	426,755
Feed Grade Gold	g/tonne	0.31	0.32	0.35
Feed Grade Silver	g/tonne	1.96	1.89	2.03
Au Recovery	%	74%	75%	74%
Ag Recovery	%	36%	37%	37%
Gold Recovered	oz	3,624	3,631	3,599
Gold Sold	oz	3,323	3,998	2,812
Silver Sold	oz	16,023	17,013	16,048
Avg. Realized Gold Price	US$/oz sold	4,912	4,321	4,343

Table 2 - Detailed Operating Results for San Albino

	Units	Q4 2025	Q1 2026	Q2 2026	Q3 2026
Mined
Diluted Vein
Tonnes	tonnes	34,600	31,033	29,142	27,321
Gold Grade	g/t	9.65	10.64	10.93	10.53
Silver Grade	g/t	9.56	10.50	9.89	11.03
Contained Gold	oz	10,740	10,613	10,237	9,245
Contained Silver	oz	10,636	10,476	9,270	9,690
Historical Dump + Other*
Tonnes	tonnes	22,977	19,200	19,747	15,244
Gold Grade	g/t	2.93	3.12	3.39	3.40
Silver Grade	g/t	3.20	3.21	3.18	3.67
Contained Gold	oz	2,166	1,925	2,153	1,667
Contained Silver	oz	2,368	1,984	2,019	1,799
Waste
Tonnes	tonnes	2,241,182	2,203,947	1,756,030	1,732,056
Strip Ratio (1)	w:o	38.9	43.9	35.9	40.7

Milled
Diluted Vein	%	53%	55%	53%	48%
Historical Dump + Other*	%	47%	45%	47%	52%
Tonnes	tonnes	54,076	53,638	53,120	53,046
Gold Grade	g/t	6.77	7.70	7.54	6.66
Silver Grade	g/t	6.92	7.70	6.86	7.17
Contained Gold	oz	11,767	13,277	12,874	11,365
Contained Silver	oz	12,039	13,274	11,714	12,221
Mill Availability	%	98%	97%	97%	98%
Average Tonnes per Day	t/day	599	614	599	587
Recovered
Gold Recovery	%	81.8%	80.1%	80.7%	80.5%
Gold Recovered	oz	9,621	10,640	10,392	9,145
Gold Sold	oz	9,307	10,398	10,612	8,768
Avg. Realized Price Gold **	US$/oz	4,340	4,901	4,156	4,285

* Includes historical dump, hanging wall, footwall, historical muck and all other non-vein mineralized material above cutoff grade.

** Average realized gold price per ounce sold is calculated by dividing total gold revenue by the total gold ounces sold into the spot market and before deductions from Sailfish. For the purpose of calculating revenue, payments to Sailfish are deducted from the Average Realized Price Gold.

(1) Strip Ratio calculation does not include waste material that is capitalized

Table 3 - San Albino Quarter-End Stockpile Statistics

	Units	Q4 2025	Q1 2026	Q2 2026	Q3 2026

Historical Dump + Other**
Tonnes	t	127,755	124,350	120,119	109,868
Gold Grade	g/t	2.76	2.65	2.62	2.74
Contained Gold	oz	11,328	10,558	10,105	9,666

 ** Includes historical dump, hanging wall, footwall, historical muck and all other non-vein mineralized material above cutoff grade.

San Albino

During Q3 2026, San Albino processed 53,046 tonnes of mineralized material at an average gold grade of 6.66 g/t, achieving gold recoveries of 80.5% and producing 9,145 ounces of recovered gold. The mine sold 8,768 ounces of gold at an average realized price of US$ 4,285 per ounce. Compared to Q2 2026, mill throughput remained relatively stable, while gold recoveries were largely unchanged from 80.7%. Average feed grades were lower from previous quarters due to a higher percentage of stockpile being processed relative to run of mine material.

In October 2026, Mako received drilling permits to begin exploration for the newly granted concession of Eureka two months ahead of schedule. Preparatory work has started at Eureka with drilling expected to begin later this quarter.

Moss Mine

In Q3 2026, Moss Mine recovered approximately 3,599 ounces of gold, with sales totaling approximately 2,812 ounces. Gold recovery during the quarter was impacted by longer solution return times associated with higher stacking lifts, which delayed the availability of gold-bearing solution for processing. The Company expects these deferred ounces to contribute to gold sales during Q4 2026, alongside production from newly stacked material. Additionally, the Company is in the final stages of completing a new leach pad, expected to become operational during Q4 2026, which will allow for lower stacking lifts and shorter gold recovery cycles.

During Q3 2026, crushing plant throughput averaged 5,113 short tons per day, below the 8,500 short tons per day initial throughput for 2026-2027 (ramping to 10,000 short tons per day in 2028-2030 and 14,000 short tons per day beginning in 2031) described in the NI 43-101 Technical Report for the Mineral Resources, Mineral Reserves and Mine Plan for the Moss Mine, Oatman Mining District, Mohave County, Arizona (the "Technical Report") dated August 17, 2026, primarily due to mechanical constraints and operational bottlenecks. To address these limitations, the Company has completed extensive maintenance and improvement work on the crushing circuit to enhance equipment reliability and reduce unplanned downtime. In parallel, a new production well is now supplying additional water to the heap-leach pads, supporting improved irrigation and more consistent solution flows. Together, these initiatives are expected to improve operating efficiency, increase throughput, and support more consistent gold production.

Building on these operational improvements, the Company has procured a significant crushing circuit upgrade, including additional crushing and screening capacity, conveyor modifications, and supporting electrical infrastructure. Together with the improvements already implemented, this upgrade is expected to increase crushing plant throughput to more than 12,000 short tons per day by Q3 2027, substantially exceeding both the 8,500 short tons per day outlined in the Technical Report and the 5,113 short tons per day achieved in Q3 2026. The anticipated increase in throughput, combined with expected improvements in head grades as the Company begins accessing higher-grade material from the East Pit in early 2027, is expected to more than double gold production compared to current operating levels.

Mt. Hamilton Project

On October 16, 2026, the Company received permits from the US Forest Service ("USFS") to begin condemnation drilling at the Mt. Hamilton Project once a $ 265,205 reclamation bond has been posted and accepted by the USFS. This was the principal bottleneck to begin full scale construction. The US Forest Service will continue to review the amended plan of operation which calls for a minor adjustment to the crusher and overland conveyor placement. We anticipate approval for this modification to occur later this year, and we do not anticipate the timing of this approval to impact our schedule.

Long lead items for the Mt. Hamilton construction project, including the crusher and overland conveyor, will be procured later this month. First gold pour is anticipated in December 2027.

Eagle Mountain Gold Project

During Q3 2026, exploration and technical activities accelerated significantly following the mobilization of a contractor drill rig and the onset of the dry season. A total of 54 drill holes totaling 4,467 meters were completed during the quarter, compared to 45 holes totaling 2,253 meters during the first six months of 2026. Q3 drilling included 185 meters of geotechnical drilling, 2,001 meters of metallurgical drilling, and 2,281 meters of infill and exploration drilling. These activities support ongoing engineering, resource evaluation, and project development planning.

On September 10, 2026, the Company announced the execution of a mineral agreement with the Government of Guyana and the Guyana Geology and Mines Commission (GGMC), establishing a 10-year stability framework for key legal, fiscal, and operating terms applicable to the project. This agreement represents an important milestone in advancing Eagle Mountain toward development.

In early October the Guyana EPA provided their comments on the draft Environmental and Social Impact Assessment (ESIA), identifying areas requiring additional detail or clarification. The Company and lead ESIA consultants expect to submit the final ESIA in the fourth quarter of 2026 with approval shortly thereafter.

Pre-development activities continued during Q3 2026, including the completion of bridge surveys, site preparation, and construction-readiness planning. The Company also entered into a contract for upgrades to the camp access road, with work scheduled to commence in October 2026.

On behalf of the Board,

Akiba Leisman

Chief Executive Officer

For the latest details, please refer to the unaudited condensed interim consolidated financial statements and the associated management's discussion and analysis for the six months ended June 30, 2026, available under the Company's profile on SEDAR+ (www.sedarplus.ca), on EDGAR at www.sec.gov or on the Company's website (www.makominingcorp.com).

Non-GAAP Measures

The Company has included certain non-GAAP financial measures and non-GAAP ratios in this press release such as Average realized gold price per ounce sold. These non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In the gold mining industry, these are commonly used performance measures and ratios, but do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's underlying performance of its core operations and its ability to generate cash flow.

"Average realized gold price per ounce sold" is calculated by dividing total gold revenue by the total gold ounces sold into the spot market before deductions from Sailfish.

Qualified Person

John Rust, a metallurgical engineer and qualified person (as defined under NI 43-101) has read and approved the technical information contained in this press release. Mr. Rust is a senior metallurgist and a consultant to the Company.

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company. The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally and offers district-scale exploration potential. Mako also owns two assets in the US: the Moss Mine in Arizona, an open pit gold mine in northwestern Arizona and the Mt. Hamilton Project, a heap leach project in Nevada. Mako also holds a 100% interest in the PEA-stage Eagle Mountain Project in Guyana, South America. Eagle Mountain is the subject of engineering, environmental and mine permitting activity.

For further information: Mako Mining Corp., Akiba Leisman, Chief Executive Officer, Telephone: 917-558-5289, E-mail: aleisman@makominingcorp.com or visit our website at www.makominingcorp.com and SEDAR www.sedarplus.ca.

Forward-Looking Information:  Statements contained herein, other than historical fact, may be considered "forward-looking information" within the meaning of applicable securities laws. The forward-looking information contained herein is based on the Company's plans and expectations and assumptions as of the date of this news release. Such statements forward looking statements include: expectations stated regarding Q3 2026 production at San Albino and financial highlights for the Company, expected timing for development activities at Eagle Mountain and ramp up activities at the Moss Mine and construction plans at Mt. Hamilton. Such forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking information, including, without limitation, uncertainty related to mining exploration and development activities and shifts in the timing thereof; political risks and uncertainties involving the Company's mineral properties; the inherent uncertainty of cost estimates and the potential for unexpected costs and expense; commodity price fluctuations and other risks and uncertainties as disclosed in the Company's public disclosure filings on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Such information contained herein represents management's best judgment as of the date hereof, based on information currently available and is included for the purposes of providing investors with the Company's expectations regarding the Company's Q3 2026 production and operating results at San Albino gold project, financial highlights for Q3 2026 and current corporate updates, and may not be appropriate for other purposes. Mako does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Cautionary Note to U.S. Investors Regarding Mineral Disclosure

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.